Exhibit 99.1

Changyou Announces Special Cash Dividend of US$9.40 per ADS

Beijing, China, April 29, 2019 - Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that its board of directors (the “Board”) has declared a special cash dividend of US$4.70 per Class A ordinary or Class B ordinary share, or US$9.40 per American depositary share (“ADS”), each of which represents two Class A ordinary shares. The aggregate amount of the special cash dividend will be approximately US$503 million.

The Board has set May 15, 2019 as the date on which holders of record of the Company Class A ordinary shares and Class B ordinary shares will be entitled to the dividend. In view of the amount of the dividend per ADS in relation to recent trading prices of the ADSs on NASDAQ, however, the Company expects that applicable NASDAQ rules will require holders of ADSs to hold their ADSs as of no later than the end of the trading day before the ex-dividend date in order to be entitled to receive the dividend. The Company expects the ex-dividend date to be no later than June 30, 2019. Once the ex-dividend date for the special cash dividend has been determined, the Company will issue an additional press release announcing the ex-dividend date.

Mr. Dewen Chen, Changyou’s CEO, commented, “We are pleased to announce a special dividend to reward our shareholders for their patience and support during this development period as we work on our next hit title. Our online games continue to maintain their popularity in China and we have been able to generate strong free cash flows from operations each quarter. This distribution reflects our continued commitment to drive value for investors over the long term, and we are confident that we will have sufficient capital to invest in our various businesses as we look to enhance our leading position in the industry and capture new opportunities in the market.”

As of March 31, 2019, Changyou had net cash1 of US$676 million. Operating cash flow for the year ended December 31, 2018 was a net inflow of US$200 million.

Safe Harbor Statement

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not

[1]	Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current restricted cash and non-current restricted time deposits, minus long-term bank loans.

place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 28, 2019, and other filings with the Securities and Exchange Commission.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Phone: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

Email: lbergkamp@ChristensenIR.com